CACHEMATRIX BROKER/DEALER LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Cachematrix Broker/Dealer LLC (the "Company") was organized in Denver, Colorado on March 5, 2003 and was approved as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. on January 2, 2004. The Company commenced operations on January 6, 2004. The Company does not hold customer securities or perform custodial functions relating to customer accounts and is therefore exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All of the Company's income reported to the Internal Revenue Service is taxed at the member level.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Revenue Recognition

The Company's primary source of revenue is generated through an unrelated entity. The Company receives a fee for customers that it refers to the unrelated entity at an annual rate ranging from 2.5 to 5 basis points of the value of the customer assets as of the last business day of each month. Revenue is recognized as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $69,259 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - MANAGEMENT AGREEMENT

On March 1, 2012, the Company entered into a management agreement with a related entity in which the Company will utilize the services of the related entity in exchange for a monthly payment of $2,000. The agreement provides the Company will receive certain administrative functions, including office and secretarial services, accounting oversight, use of office facilities and equipment, health insurance and related employee benefits, insurance and other indirect expenses of operations. For the year ending December 31, 2015, the Company paid the related entity $24,000 in management fees.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company introduces client accounts to one financial institution. The Company does not take discretionary control over any account. The financial institution to which the Company introduces accounts pays the Company an asset-based fee. In the event the financial institution fails to satisfy its obligations, the receivable from this financial institution may be subject to loss.

The Company generates all of its revenue from one unrelated financial institution. If this financial institution would cease business, it is uncertain if the Company could generate sufficient revenue to replace its current revenue.

The Company's financial instruments, including cash, accounts receivable and prepaid expenses are carried at amounts which approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.